Exhibit 99.5

Template for notification and public disclosure of transactions by persons discharging manage-rial responsibilities and persons closely associated with them Updated 5 March 2018 1. Details of the person discharging managerial responsibilities/person closely associated a) Name 2. Reason for the notification a) Position/status b) Initial notifica-tion/Amendment 3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auc-tion monitor a) Name b) LEI 4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instru-ment Identification code b) Nature of the transaction c) Price(s) and volume(s) Price(s) Volume(s) d) Aggregated information -Aggregated volume -Price e) Date of the transaction f) Place of the transaction